EXHIBIT 11.1

                   JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
              COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE (A)
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994
            (Dollars and shares in thousands, except per share data)

                                                     Years Ended June 30,
                                                   _______________________
                                                    1996     1995    1994
                                                   ______   ______  ______
Primary:
  Earnings (loss):
    Net income (loss)                              $5,855   $6,616  $(4,584)
                                                   ======   ======  =======
  Shares:
    Weighted average number of common
      shares outstanding (B)                        9,307    9,235    9,211
                                                   ======   ======  =======
Primary earnings (loss) per share                  $  .63   $  .72  $  (.50)
                                                   ======   ======  =======
Fully diluted (C):
  Earnings (loss):
    Net income (loss)                              $5,855   $6,616  $(4,584)
    Add after-tax interest, net (D)                   813    1,762
                                                   ______   ______  _______
    Net income (loss), as adjusted                 $6,668   $8,378  $(4,584)
                                                   ======   ======  =======
  Shares:
    Weighted average number of common
      shares outstanding                            9,307    9,235    9,211
    Common shares issuable upon exercise of
      stock options and warrants, net of common
      shares assumed to be repurchased from
      the proceeds using the greater of  the
      average market price for the period or
      the period-end price                          1,229    2,398
    Weighted average number of common              ______   ______  _______
      shares and common share equivalents
      outstanding, as adjusted                     10,536   11,633    9,211
                                                   ======   ======  =======
Fully diluted earnings (loss) per share            $  .63   $  .72  $  (.50)
                                                   ======   ======  =======

(A)  See Notes 1 and 7 of Notes to Consolidated Financial Statements.

(B) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computations in 1996 and 1995 because they had no effect on primary earnings per share.

(C) The calculations for 1996, 1995 and 1994 are submitted in accordance with Regulation S-K Item 601 (b)(ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings (loss) per share.

(D) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U.S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).


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